EXHIBIT 21
PENNROCK FINANCIAL SERVICES CORP.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation or Organization
Blue Ball National Bank	National Banking Association
1060 Main St.
P.O. Box 580
Blue Ball, PA 17506

PennRock Insurance Group, Inc.	Pennsylvania
100 West Main St.
Terre Hill, PA 17581

PennRock Financial Advisors, N.A.	National Banking Association
1060 Main St.
P.O. Box 580
Blue Ball, PA 17506

1906 Founders, Inc.	Delaware
2711 Centerville Road, Ste 400
Wilmington, DE 19808